Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Dr. Reddy’s Laboratories Limited:
We consent to the incorporation by reference in the registration statements (Nos. 333-101013 and 333-141072) on Form S-8 and (No. 333-138608) on Form F-3 of Dr. Reddy’s Laboratories Limited of our reports dated September 21, 2010, with respect to the consolidated statements of financial position of Dr. Reddy’s Laboratories Limited as of March 31, 2010 and 2009, and the related consolidated income statements, statements of comprehensive income/(loss), changes in equity and cash flows for each of the years in the three-year period ended March 31, 2010, and the effectiveness of internal control over financial reporting as of March 31, 2010, which reports appear in the March 31, 2010 annual report on Form 20-F of Dr. Reddy’s Laboratories Limited.
KPMG
Hyderabad, India
September 22, 2010